Exhibit 99.2

August 7, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by I-Mab (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to the Form 6-K of I-Mab dated August 7, 2024. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People's Republic of China

PricewaterhouseCoopers Zhong Tian LLP, 11/F PricewaterhouseCoopers Center

Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC

T: +86 (21) 2323 8888, F: +86 (21) 2323 8800, www.pwccn.com

Change in Company's Certifying Accountants

Auditor Change from PricewaterhouseCoopers Zhong Tian LLP to PricewaterhouseCoopers LLP

On August 6, 2024, the Audit Committee of the Board of Directors (the "Audit Committee") of I-Mab (the "Company") approved the dismissal of PricewaterhouseCoopers Zhong Tian LLP ("PwC China") as the Company's independent registered public accounting firm, effective August 7, 2024, and the appointment of PricewaterhouseCoopers LLP ("PwC US") as the Company's new independent registered public accounting firm for the fiscal year ending December 31, 2024.

The reports of PwC China on the Company's consolidated financial statements for the fiscal years ended December 31, 2023 and December 31, 2022, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent period through August 7, 2024, there were (i) no disagreements between the Company and PwC China on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC China, would have caused PwC China to make reference to the subject matter of the disagreement in PwC China's reports on the Company's consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided PwC China with a copy of the disclosures it is making in this Current Report on Form 6-K and requested that PwC China furnish it with a letter addressed to the U.S. Securities and Exchange Commission ("SEC") stating whether or not PwC China agrees with the above disclosures and, if not, stating the respects in which PwC China does not agree. A copy of PwC China's letter to the SEC, dated August 7, 2024, is attached herewith as Exhibit 99.2 to this Current Report on Form 6- K.